UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

TRANSBIOTEC, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-53316	26-0731818
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 N. Tustin Ave., Suite 225

Santa Ana, CA 92705

(Address of principal executive offices and Zip Code)

(949) 285-9454

(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQURIED IN

CONNECTION WITH THE SCHEDULE 14f-1. NO PROXIES ARE BEING SOLICITED.

TRANSBIOTEC, INC.

400 N. Tustin Ave., Suite 225

Santa Ana, CA 92705

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 14f-1

Notice of Change in the Composition of the Board of Directors

November 14, 2019

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock par value $0.00001 per share (the “Common Stock”) of TransBiotec, Inc. (the "Company") at the close of business on November 6, 2019 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in connection with a scheduled change in majority control of the Company's Board of Directors pursuant to a stock purchase transaction other than by a meeting of stockholders. This Information Statement is being distributed on or about November 11, 2019.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN

RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

The change in a majority of our Board of Directors is occurring as a result of a possible investment transaction. Under an Investment Agreement with First Capital Ventures, LLC, a Colorado limited liability company (“FCV”), dated August 8, 2019, FCV has the right to acquire between 1,000,000 and 2,000,000 shares of a yet-to-be-created series of preferred stock to be entitled TransBiotec 8% Series A-1 Convertible Preferred Stock at $1.00 per share in exchange for an investment of between $1,000,000 and $2,000,000 (the “Stock Purchase”). In the event the Company closes the Stock Purchase then certain holders of our common stock representing at least 50% of the outstanding voting rights of the Company will deliver irrevocable proxies to FCV (and/or its principals) (the “Proxy Delivery”, and together with the Stock Purchase, the “Investment Transaction”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 require the Company mail to its stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be mailed to the Company’s stockholders of record on or about November 11, 2019.

At the close of the Investment Transaction, we will be appointing Kevin Moore and David Gandini to our Board of Directors (the “Director Appointments”). The close of the Investment Transaction and the Director Appointments will not occur until at least ten (10) days have passed since we mailed this Information Statement to our stockholders (the “Effective Date”).

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs in connection with a change of control transaction (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE DIRECTOR APPOINTMENTS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

2

VOTING SECURITIES

The Company is authorized to issue up to 800,000,000 shares of common stock, par value $0.00001 per share, and 25,000,000 shares of preferred stock, $0.00001 per share. On November 6, 2019, we had 214,626,540 shares of common stock outstanding, and no shares of preferred stock outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of November 6, 2019: (i) by each of our directors, (ii) by each of the Named Executive Officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than 5% of any class of our outstanding shares. As of November 6, 2019, there were 214,626,540 shares of our common stock outstanding:

Title of Class	Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	Amount	Percent of Class (1)

Common Stock	Nick Noceti(3)	Chief Financial Officer	783,333(4)	<1%

Common Stock	Charles Bennington (3)	President, Secretary and Director	15,004,422(5)	6.9%

Common Stock	Kevin Moore (3)	Chief Executive Officer	800,000(6)	<1%

Common Stock	David Gandini (3)	Chief Revenue Officer	8,000,000 (7)	3.6%

Common Stock	Gary Graham (3)	Director	-0- (8)	0%

Common Stock	Michael A. Lanphere	Vice President of Legal Affairs and General Counsel	71,545,623	33.3%

	All Officers and Directors as a Group (6 persons)		96,133,378	42.2%

(1)	Unless otherwise indicated, based on 214,626,540 shares of common stock issued and outstanding. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Unless indicated otherwise, the address of the shareholder is 400 N. Tustin Ave., Suite 225, Santa Ana, CA 92705.

(3)	Indicates one of our officers or directors.

(4)	Mr. Noceti was granted an incentive stock option under our 2019 Equity Compensation Plan to acquire 800,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with option vesting quarterly over a two year period commencing January 1, 2020. Since none of the stock options vest in the next 60 days these options are included in his beneficial ownership calculation.

(5)	Mr. Bennington was granted an incentive stock option under our 2019 Equity Compensation Plan to acquire 800,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with option vesting quarterly over a one year period commencing January 1, 2020. Since none of the stock options vest in the next 60 days these options are included in his beneficial ownership calculation.

(6)	Under the terms of Mr. Moore’s Employment Agreement (the “Moore Agreement”), he is entitled to: (i) 800,000 shares of our common stock per month until the IDTEC Transaction closes, and (ii) an incentive stock options under our 2019 Equity Compensation Plan to acquire 35,200,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the stock options to vest in 36 equal monthly installments of 977,777 shares during the three-year term of the Moore Agreement. Since Mr. Moore has only earned 800,000 shares through the date of this filing, those are the only ones included in the above table, the other 1,600,000 shares have not been earned and none of the options have vested or will vest in the next 60 days, so these additional shares and options are not included in his beneficial ownership.

(7)	Under the terms of Mr. Gandini’s Employment Agreement (the “Gandini Agreement”), he is entitled to: (i) an incentive stock options under our 2019 Equity Compensation Plan to acquire 24,000,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the stock options to vest in 36 equal monthly installments of 666,666 shares during the three-year term of the Gandini Agreement, and (ii) an aggregate of 8,000,000 additional option shares (the “Pre-Vesting Option Shares”) shall vest as follows: 6,666,600 Pre-Vesting Option Shares representing the monthly vesting option shares for the ten months ended October 31, 2019, shall vest on November 1, 2019; and (ii) the remaining 1,333,400 Pre-Vesting Option Shares representing the monthly vesting option shares for the two months ended December 31, 2019 shall vest on January 1, 2020. The 8,000,000 Pre-Vesting Shares are attributed to Mr. Gandini in the above table since they vest according their terms in the next 60 days. Mr. Gandini also has an Independent Contractor Agreement with IDTEC, LLC that entitles him 1,000,000 shares of our common stock when the IDTEC Transaction closes. These shares are being transferred to him has part of the 12,000,000 shares IDTEC, LLC will receive if the IDTEC Transaction closes and are calculated after giving effect to the reverse stock split contemplated as part of the IDTEC Transaction. These shares are not accounted for in the table as they are contingent upon the IDTEC Transaction closing.

(8)	Mr. Graham was granted an incentive stock option under our 2019 Equity Compensation Plan to acquire 800,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with option vesting quarterly over a one year period commencing January 1, 2020. Since none of the stock options vest in the next 60 days these options are included in his beneficial ownership calculation.

3

CHANGE OF CONTROL

If the Investment Transaction closes, there will be a change in control of the Company due to the Proxy Delivery. If the Investment Transaction closes, then following the expiration of the ten-day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, the Director Appointments will take effect and cause a change in the majority of our Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of our company as of the date of this Information Statement. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Date First Elected or Appointed
Charles Bennington	Director, President and Secretary	December 2006
Nick Noceti	Chief Financial Officer	April, 2018
Kevin Moore	Chief Executive Officer	October 2019
David Gandini	Chief Revenue Officer	October 2019
Michael Lanphere	Vice President of Legal Affairs	February 2017
Gary Graham	Director	November 2019

Incoming Directors

At the close of the Investment Transaction, we will be appointing Kevin Moore and David Gandini to our Board of Directors (the “Director Appointments”). The close of the Investment Transaction and the Director Appointments will not occur until at least ten (10) days have passed since we mailed this Information Statement to our stockholders (the “Effective Date”). Mr. Moore and Mr. Gandini are both currently executive officers and their biographies are set forth below.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

4

Charles Bennington –Director, President, and Secretary

Charles Bennington has been a director since April 2005. Mr. Bennington was appointed as our interim Chief Financial Officer in April 2017, and as our Chief Executive Officer and Secretary in January 2018. Mr. Bennington was previously our President and Principal Executive, Financial and Accounting Officer from December 2006 to September 2016 and our Secretary from July 2013 to September 2016. Between May 2005 and December 2006, Mr. Bennington was our Chief Operating Officer. Mr. Bennington holds a Degree in Finance and Banking from the University of Miami, Ohio. Mr. Bennington’s over 35 years of experience of positions held in senior executive management and/or as a member of the Board of Directors, combined with the fact he was TBT’s President at the time we acquired TBT and had experience with managing TBT’s development of the SOBR™ device, led us to believe Mr. Bennington is an ideal director for our company considering where we are in our development, as well as our dependence on successfully implementing a strategy to further develop the SOBR™ device and attempt to sell it in various marketplaces.

Nick Noceti - Chief Financial Officer

Nick Noceti has been our Interim Chief Financial Officer since June 2018. Mr. Noceti is a licensed Certified Public Accountant and has run his own practice for the past six years. Mr. Noceti primarily works as a consultant with public and private companies preparing financial statements and working with the clients’ outside accountants and auditors. Mr. Noceti received his B.A. in Business Administration, Finance/Investments in 1997 and his B.A. in Business Administration, Accounting in 2002, both from California State University, Long Beach.

Kevin Moore – Chief Executive Officer

Kevin Moore has served as our Chief Executive Officer since October 2019. Prior to his appointment as our Chief Executive Officer, Mr. Moore has been a private investor. From 2017 to 2019, Mr. Moore was the President of Moore Holdings, Inc. and Managing Member of Vans Silver Peaks, LLC. From 2014 to 2017, Mr. Moore was the Managing Member Vans Equipment Denver LLC, Managing Member Vans Equipment South LLC, Managing Member Vans Silver Peaks LLC and President Moore Holdings, Inc. The Vans equipment companies are heavy equipment sale and rental companies, which initially started as a "greenfield" project during the Great Recession and grew to a very successful multi-location business serving the Colorado region. Prior to 2014, Mr. Moore was the President of Moore Holdings, Inc. and Managing Member of Vans Silver Peaks, LLC. Prior to joining Van’s Equipment Company, Mr. Moore was the Chief Executive Officer and owner of Summit Quality, an international quality management and sales organization which secured over $50 million year in revenue for its clients. Prior to that endeavor, Mr. Moore was the Chief Executive Officer and owner Automotive Testing Technologies. While in this position, he lead a team that quadrupled testing revenue in four years, then successfully sold the business to a competitor. Mr. Moore is currently an active business and real estate investor through Moore Holdings Incorporated.

Mr. Moore serves on the Board of Directors for SOBRSafe, Four Seasons Golf, RDM Holdings and the Shining Stars Foundation. He also participates in the University of Colorado MBA mentorship program and established the Shining Stars Young Adult mentorship program that supports young adults’ social and professional aspirations in a positive manner.

5

David Gandini – Chief Revenue Officer

David Gandini has served as our Chief Revenue Officer since October 2019. Prior to his appointment as our Chief Executive Officer, Mr. Gandini has been consulting regarding our business development since December 2018. Since September 2018, Mr. Gandini has also been a managing partner with First Capital Advisory Services, where he is responsible for capital creation, new business acquisition, business strategy and development and partnerships revenue generation. From 2014 to August 2017, Mr. Gandini was President of Alchemy Plastics, Inc., Englewood Colorado where he was responsible for US manufacturing, sales and strategic partnerships. From 2001 until 2014, when the company was acquired, Mr. Gandini served as the President of IPS Denver, a bank card personalization and packaging entity where he managed the company and market transformations to become a leader in the U.S. secured gift market space with revenues of $46M. Prior to his engagement at IPS, Mr. Gandini was the Chief Operations Officer at First World Communications, a major U.S. internet and Data Center provider and participated in its successful IPO in 2000 raising over $200M. Previously, Mr. Gandini founded Pace Network Services providing carrier SS7 signaling to U.S. long distance providers and facilitated a successful exit to ICG Communications on the heels of co-founding Detroit based Digital Signal in the fiber optic long haul market sector where me managed a successful exit to SP Telecom.

Mr. Gandini graduated Michigan State University with a degree in Telecommunications. He was a scholarship NCAA Division Hockey athlete, was a member of the US Junior National Team and a US Junior All American.

Michael Lanphere – Vice President of Legal Affairs

Michael Lanphere has been our Vice President of Legal Affairs and General Counsel since February 2017. Mr. Lanphere is an attorney and the owner and founder of Lanphere Law Group, P.C., a general litigation law firm located in Orange County, California.

Gary Graham - Director

Gary Graham has served as a member of our Board of Directors since November 2019. Mr. Graham is currently the Executive Managing Director of First Capital Ventures, a consulting and investment firm he founded in 2005. First Capital Ventures collaborates with entrepreneurs, investors, private equity groups, venture capital funds and investment banking firms to restructure, finance and revitalize high potential, under-performing startup and re-start companies. Mr. Graham has served as Chairman, Director and Interim Chief Executive Officer of several private and public corporations.

Term of Office

Our directors hold office until the next annual meeting or until their successors have been elected and qualified, or until they resign or are removed. Our Board of Directors appoints our officers, and our officers hold office until their successors are chosen and qualify, or until their resignation or their removal.

Family Relationships

There are no family relationships among our directors or officers.

6

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.

Other than the involuntary bankruptcy proceeding mentioned herein, no bankruptcy petition has been filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Committees

All proceedings of the Board of Directors for the year ended December 31, 2018 were conducted by resolutions consented to in writing by the Board of Directors and filed with the minutes of the proceedings of our Board of Directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the Board of Directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our president at the address appearing on the first page of this annual report.

7

Audit Committee Financial Expert

Our Board of Directors has determined that it does not have an audit committee member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. We believe that the audit committee members are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Nomination Procedures For Appointment of Directors

As of December 31, 2018, we did not effect any material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors.

Code of Ethics

We do not have a code of ethics.

Section 16(a) Beneficial Ownership

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

During the most recent fiscal year, to the Company’s knowledge, the following delinquencies occurred:

Name	No. of Late Reports	No. of Transactions Reported Late	No. of Failures to File
Charles Bennington	0	0	0
Devadatt Mishal	0	0	0
Daljit Khangura	0	0	0
Michael Lanphere	0	0	10

8

ITEM 11 ‑ EXECUTIVE COMPENSATION

The particulars of compensation paid to the following persons:

(a)	all individuals serving as our principal executive officer during the year ended December 31, 2018;

(b)

each of our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at December 31, 2018 who had total compensation exceeding $100,000; and

(c)	up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at December 31, 2018,

who we will collectively refer to as the named executive officers, for the years ended December 31, 2018, 2017 and 2016, are set out in the following summary compensation table:

Executive Officers and Directors

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) the Company’s Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the years ended December 31, 2018, 2017 and 2016 (“Named Executive Officers”):

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (4)	Total ($)
Charles Bennington	2018	-0-	-0-	-0-	-0-	-0-	-0-	60,000	60,000
Chief Executive Officer,	2017	-0-	-0-	-0-	-0-	-0-	-0-	60,000	60,000
Secretary, (Former CFO, COO)	2016	80,000	-0-	-0-	-0-	-0-	-0-	20,000	100,000

Nick Noceti, Interim CFO (3)	2018	-0-	-0-	-7,500-	-0-	-0-	-0-	66,000	73,500
Ivan Braiker (Former Interim	2017	15,000	-0-	-0-	6,290	-0-	-0-	-0-	21,290
CEO and Interim Secretary)(2)	2016	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Includes amounts paid and/or accrued.
(2)	Mr. Braiker was appointed to his executive officer positions effective September 1, 2016 and resigned from those positions effective December 31, 2017.
(3)	Nick Noceti was appointed to the role of CFO in 2018.
(4)	Amounts accrued for Mr. Bennington’s role on the Board of Directors

9

Employment Contracts

In May 2011, we entered into an employment agreement with Mr. Bennington which expired on December 31, 2016. The employment agreement provided that we would pay Mr. Bennington a salary of $120,000 during the first year of the agreement, $156,000 during the second year of the agreement, $172,000 during the third year of the agreement, $190,000 during the fourth year of the agreement and $208,000 during the fifth year of the agreement. Since the Company was unable to compensate him as stipulated per the agreement, Mr. Bennington agreed to drop his yearly compensation, and resulting yearly accrual, to $120,000 per year with no yearly increases as stipulated in years 2 through 5.

In September 2016, before the expiration of Mr. Bennington’s contract, the Company appointed Ivan Braiker as its sole CEO, and Mr. Bennington subsequently took a role as a member of the Board of Directors at a monthly rate of $5,000. In connection with Mr. Braiker’s appointment, Mr. Braiker entered into a letter agreement with us, under which he accrued a monthly retainer of $7,500, to be paid only if we successfully close financing of at least $200,000. Mr. Braiker was also granted options to purchase 1,500,000 shares of our common stock at an exercise price of $0.0045 per share at a fair value of $6,290. In an act of good faith by the Company, Mr. Braiker was paid $15,000 in 2017 in relation to his letter agreement. Effective with his resignation on December 31, 2017, we did not owe, accrue for or pay Mr. Braiker any further compensation as he was unable to secure financing of $200,000 for the Company as stipulated per the letter agreement. Mr. Braiker was not compensated for his services as a member of our Board of Directors.

Subsequent to December 31, 2018, we have entered into the following employment agreements:

On October 25, 2019, we entered into an Employment Agreement with Mr. Kevin Moore to serve as our Chief Executive Officer (the “Moore Agreement”). Under the terms of the Moore Agreement, Mr. Moore will serve as our Chief Executive Officer until October 24, 2022, unless either (i) the transaction that is the subject of that certain Asset Purchase Agreement with IDTEC, LLC, a Colorado limited liability company (the “IDTEC Transaction”), has not closed by January 31, 2020, in which case Mr. Moore’s employment will terminate immediately, or (ii) he is terminated pursuant to the other termination provisions set forth in the Moore Agreement. Under the terms of the Moore Agreement, Mr. Moore will perform services for us that are customary and usual for a chief executive officer of a company, in exchange for: (i) 800,000 shares of our common stock per month until the IDTEC Transaction closes, (ii) thereafter, an annual base salary of $213,000, (iii) sales bonuses based on the Company’s sales, and (iv) incentive stock options under our 2019 Equity Compensation Plan to acquire 35,200,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the stock options to vest in 36 equal monthly installments of 977,777 shares during the three-year term of the Moore Agreement. The stock options have a ten year term. We will be issuing Mr. Moore a stock option agreement for the options he was issued under the Moore Agreement.

On October 25, 2019, we entered into an Employment Agreement with Mr. David Gandini to serve as our Chief Revenue Officer (the “Gandini Agreement”). Under the terms of the Gandini Agreement, Mr. Gandini will serve as our Chief Revenue Officer until October 24, 2022, unless either (i) the transaction that is the subject of that certain Asset Purchase Agreement with IDTEC, LLC, a Colorado limited liability company (the “IDTEC Transaction”), has not closed by January 31, 2020, in which case Mr. Gandini’s employment will terminate immediately, or (ii) he is terminated pursuant to the other termination provisions set forth in the Gandini Agreement. Under the terms of the Gandini Agreement, Mr. Gandini will perform services for us that are customary and usual for a chief revenue officer of a company, in exchange for: (i) an annual base salary of $185,000, (ii) sales bonuses based on the Company’s sales, (iii) incentive stock options under our 2019 Equity Compensation Plan to acquire 24,000,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the stock options to vest in 36 equal monthly installments of 666,666 shares during the three-year term of the Gandini Agreement, and (iv) an aggregate of 8,000,000 additional option shares (the “Pre-Vesting Option Shares”), which shall vest as follows: 6,666,600 Pre-Vesting Option Shares representing the monthly vesting option shares for the ten months ended October 31, 2019, shall vest on November 1, 2019; and (ii) the remaining 1,333,400 Pre-Vesting Option Shares representing the monthly vesting option shares for the two months ended December 31, 2019 shall vest on January 1, 2020. The stock options have a ten year term. We will be issuing Mr. Gandini a stock option agreement for the options he was issued under the Gandini Agreement.

10

Director Compensation

The following table sets forth director compensation for 2018:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Charles Bennington	9,000	-0-	-0-	-0-	-0-	-60,000-	69,000

Devadatt Mishal(1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Daljit Khangura(2)	-0-	-500-	-0-	-0-	-0-	-0-	-500-

(1)	Mr. Mishal resigned from our Board of Directors, effective October 28, 2019.
(2)	Mr. Khangura resigned from our Board of Directors, effective October 17, 2019.

No director received full compensation for the fiscal years December 31, 2018 and December 31, 2017. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors may receive stock options to purchase common shares as awarded by our Board of Directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

11

Outstanding Equity Awards

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers and Directors on December 31, 2018:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Charles Bennington	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

Nick Noceti	-250,000-	-0-	-0-	$0.007	10/2019	-0-	-0-	-0-	-0-

Devadatt Mishal(1)	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

Daljit Khangura(2)	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

___________

(1)	Mr. Mishal resigned from our Board of Directors, effective October 28, 2019.
(2)	Mr. Khangura resigned from our Board of Directors, effective October 17, 2019.

There were no outstanding stock options or stock appreciation rights granted to our executive officers and directors during the year ended December 31, 2018.

Aggregated Option Exercises

Daljit Khangura, a director of the Company, exercised 450,000 stock options at an exercise price of $0.01 per share during the twelve-month period ended December 31, 2018.

Long-Term Incentive Plan

On September 9, 2019, shareholders representing a majority of our outstanding common stock and voting rights approved the TransBiotec, Inc. 2019 Equity Incentive Plan. This Plan went effective on October 24, 2019 and allows our Board of Directors to issue stock grants, stock options and other equity incentive awards to our officers, directors, employees and consultants.

To date the following stock awards and stock options have been granted:

As noted above, on October 25, 2019, pursuant to the Moore Agreement, we issued Moore: (i) 800,000 shares of our common stock per month until the proposed asset purchase agreement with IDTEC (the “IDTEC Transaction”) closes, and (ii) incentive stock options to acquire 35,200,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the stock options to vest in 36 equal monthly installments of 977,777 shares during the three-year term of the Moore Agreement. The stock options have a ten year term. .

12

As noted above, on October 25, 2019, pursuant to the Gandini Agreement, we issued Gandini (i) incentive stock options to acquire 24,000,000 shares of our common stock, at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the stock options to vest in 36 equal monthly installments of 666,666 shares during the three-year term of the Gandini Agreement, and (ii) an aggregate of 8,000,000 additional option shares (the “Pre-Vesting Option Shares”) shall vest as follows: 6,666,600 Pre-Vesting Option Shares representing the monthly vesting option shares for the ten months ended October 31, 2019, shall vest on November 1, 2019; and (ii) the remaining 1,333,400 Pre-Vesting Option Shares representing the monthly vesting option shares for the two months ended December 31, 2019 shall vest on January 1, 2020. The stock options have a ten year term. .

On October 25, 2019, we issued Charles Bennington, one of our officers and directors, an option to acquire 800,000 shares of our common stock. The stock option has an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with option vesting quarterly over a two year period commencing January 1, 2020. The stock option has a five year term.

On October 25, 2019, we issued Nick Noceti, our Chief Financial Officer, an option to acquire 800,000 shares of our common stock. The stock option has an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with option vesting quarterly over a two year period commencing January 1, 2020. The stock option has a five year term.

On October 25, 2019, we issued Gary Graham, now one of our directors, an option to acquire 800,000 shares of our common stock. The stock option has an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with option vesting quarterly over a two year period commencing January 1, 2020. The stock option has a five year term.

On October 25, 2019, we issued stock options to acquire an aggregate of 6,400,000 shares of our common stock to four non-affiliated individuals and entities that have been working with us over the last year. The stock options were issued at an exercise price of $0.00792, which is equal to 110% of the fair market value of our common stock on October 25, 2019, with the options vesting quarterly over a two year period commencing January 1, 2020. The stock options have either a two year or five year term.

Certain Relationships and Related Transactions, and Director Independence

We have not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets for the last three completed fiscal years.

We do not have a written policy concerning the review, approval, or ratification of transactions with related persons.

We do not have an audit, compensation, or nominating committee.

Currently, none of our directors are considered independent. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship that, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;

•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

13

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;

•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

None of our directors are considered independent because they each serve as an executive officer of the Company, or recently served as an executive officer of the company, or own more than 10% of our outstanding voting securities.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2019	By:	/s/ Charles Bennington
Charles Bennington

15